Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue)
35th Floor
New York, NY 10019

May 30, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 103 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 105 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 103 is being filed for the purpose of adding the following new series:

Direxion Daily Russell 1000® Growth Index Bull 1.25X Shares

Direxion Daily Russell 1000® Value Index Bull 1.25X Shares

Direxion Daily S&P 500® Bull 1.25X Shares

Direxion Daily Mid Cap Bull 1.25X Shares

Direxion Daily Small Cap Bull 1.25X Shares

Direxion Daily Total Stock Market Bull 1.25X Shares

Direxion Daily FTSE Developed Markets Bull 1.25X Shares

Direxion Daily FTSE Emerging Markets Bull 1.25X Shares

Direxion Daily 7-10 Year Treasury Bond Bull 1.25X Shares

Direxion Daily 20+ Year Treasury Bond Bull 1.25X Shares

Direxion Daily Total Bond Market Bull 1.25X Shares

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under
Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at
(646) 572-3463 or Eric S. Purple of K&L Gates at (202) 778-9220.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Chief Compliance Officer Rafferty Asset Management, LLC